Moody National REIT II, Inc. POS EX

Exhibit 99.1

CONSENT OF INDEPENDENT VALUATION EXPERT

We hereby consent to (1) the reference to our name (including under the heading “Experts”) and the description of our role in the valuation process with respect to the properties that we appraised that are owned by Moody National REIT II, Inc. (the “Company”) included in Supplement No. 5 to the prospectus (the “Prospectus”) included in the Company’s Registration Statement on Form S-11 (File No. 333-222610) and any amendments thereto and (2) the disclosure on page 2 of Supplement No. 5 to the Prospectus that the figure presented for the Company’s “Investment in hotel properties” was based in part on the estimated values of the properties that we have provided to the Company, as of the date presented.

Date: April 2, 2019	Kendall Realty Consulting Group, LLC

	By:	/s/ Gregory P. Kendall
	Name:	Gregory P. Kendall
	Title:	President